

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2008

Mr. Peter Rettaliata
 Chief Executive Officer
AIR INDUSTRIES GROUP, INC.
1479 North Clinton Avenue
Bay Shore, NY 11706

> Re: Air Industries Group, Inc.
> Item 4.01 Form 8-K
> Filed December 12, 2008
> File No. 0-29245

Dear Mr. Rettaliata:

We have completed our review of your Item 4.01 Form 8-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief